Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

Millennium Prize Winner Professor Robert S. Langer to Deliver

Plenary Address at Accelrys North American User Group Conference

SAN DIEGO, CA, April 27, 2010 –Accelrys, Inc. (NASDAQ: ACCL), a leading provider of scientific business intelligence software and services, is pleased to announce its North American User Group Conference, which will be held at the Westin Boston Waterfront Hotel in Boston, MA from May 4 to 6, 2010. This is the first conference in this year’s Accelrys global user group series, with conferences in Japan and Korea in June and in Barcelona, Spain in October.

The Conference creates a high-powered forum that showcases how the Accelrys community, including customers, partners and employees, are innovating by sharing best practices through the application of informatics to the wider scientific R&D community.

The meeting will feature customer, partner and Accelrys presentations covering a wide range of topics of interest to scientists seeking to improve their research through the better use of informatics. The conference will also appeal to those in IT Informatics by demonstrating how Accelrys and its partners enable a more productive scientific R&D enterprise, streamlining workflows, reducing operating costs, and increasing performance.

Products that will be featured include the recently announced Accelrys Biological Registration application, the world’s first commercially available, multi-entity registration system, and the next release of Pipeline Pilot, Accelrys’ proven scientific informatics platform.

The Conference will be addressed by Millennium Prize winner, Professor Robert S. Langer, of the Massachusetts Institute of Technology, who will deliver his plenary keynote on Wednesday, May 5 at 9:30 a.m.

Professor Langer is globally renowned for his pioneering research and is a prolific inventor holding more than 600 granted or pending patents. He is the recipient of multiple awards, including the Millennium Technology Prize in 2008, the world's largest award for technology innovation. He is a widely recognized and cited researcher in biotechnology, especially in the fields of drug delivery systems and tissue engineering, where his pioneering achievements have significantly improved human health.

There will also be plenary keynote presentations by customers including:

-	Dr. Juswinder Singh,, Avila Therapeutics, Inc.
“Targeted Therapies in Cancer – the EGFR Story and Rational Drug Design of Covalent Drugs”

-	Lori Harmon, Merck & Co., Inc.
“Biological Registration: A Case Study for Pre-Competitive Alliances”

-	Dr. Anne Chaka & Dr. Sara Mason, National Institute of Standards and Technology
“Probing Mechanisms at the Nanoscale – from Gold Nanowires to Environmental Pollution”

-	Marian Brodney & Jacquelyn Klug-McCleod, Pfizer
“Project-Focused Activity and Knowledge Tracker: A Unified Data Analysis, Collaboration, and Workflow Tool for Medicinal Chemistry Project Teams”

Customers will also present in the Pipeline Pilot Collaboration and Deployment Track, Discovery Studio Track, Materials Studio Track, Chemistry Track and Biology Track.

Partners participating in the conference include sponsors IBM, Intel, HP, Microsoft and a number of independent software vendors including: Biofortis, Chemaxon, Discngine, Dotmatics, Linguamatics, Temis, and Torreypath.

“We are pleased to launch our 2010 North American User Group Conference,” said Max Carnecchia, president and CEO of Accelrys. “The event creates a forum for our customers to discuss industry trends, while learning how solutions from Accelrys and our partners can help make their scientific R&D organizations more productive. We’re honored to have so many distinguished guests sharing their successes and exchanging ideas at our User Group Meeting.”

For more information about the 2010 Accelrys North American User Group Conference, visit http://accelrys.com/events/ugms/2010/us/.

About Accelrys, Inc.

Headquartered in San Diego, California, Accelrys develops scientific business intelligence software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries. Customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. Accelrys has a vast portfolio of computer-aided design modeling and simulation offerings which assist customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Its scientific business intelligence platform underlies the company’s computer-aided design modeling and simulation offerings. The Accelrys platform can be used with both Accelrys and competitive products, as well as with customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, visit http://accelrys.com/

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Contact:

Maria Krinsky

Kickstart for Accelrys

(415) 509-0498

mkrinsky@kickstartconsulting.com